                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [ x ] Form
10-Q

For the period ended June 30, 2000.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                       PNW CAPITAL, INC.
                    Full Name of Registrant

                        File No. 000-30651

               409 Granville Street, Suite 1010
                  Vancouver, British Columbia
                         Canada V6C 1T2
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Wayne Miller
     PNW Capital, Inc.
     409 Granville Street, Suite 1010
     Vancouver, British Columbia
     Canada V6C 1T2
     (604) 609-0409

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     PNW Capital, Inc. as caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of August, 2000.

                              PNW Capital, Inc.

                              BY:  /s/ Wayne Miller
                                   Wayne Miller, Chief Executive
                                   Officer